

October 18, 2019

Christopher Bruno
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street
3rd Floor
New York, NY 10012

> **Re: RSE Collection, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 18**
> **Filed October 11, 2019**
> **File No. 024-10717**

Dear Mr. Bruno:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing